manatt manatt | phelps | phillips	Katherine J. Blair Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4252 E-mail: KBlair@manatt.com

April 15, 2015

VIA EDGAR

Matthew Crispino

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Digital Turbine, Inc.
Registration Statement on Form S-3
Filed March 19, 2015
File No. 333-202862

Dear Mr. Crispino:

On behalf of Digital Turbine, Inc., a Delaware corporation (the “Company”), we are providing in this letter the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 10, 2015 (the “Comment Letter”) concerning the Company’s Registration Statement on Form S-3 filed with the Commission on March 19, 2015 (the “Registration Statement”). For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in italics, and are followed by the corresponding response of the Company. We are also transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement

Registration Statement on Form S-3

Selling Stockholder, page 17

STAFF COMMENT:

1. Please identify the natural person or persons who exercise sole or shared voting or investment power over North Atlantic SBIC IV, L.P. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

COMPANY RESPONSE:

The Company has identified the natural persons who exercise sole or shared voting and investment power over North Atlantic SBIC IV, L.P.

Exhibit Index

STAFF COMMENT:

2. We note that you intend to file certain exhibits to your registration statement by amendment or as an exhibit to a Form 8-K that is incorporated by reference. In particular, we refer to the form of debt indenture that you intend to file as Exhibit 4.3 and the legal opinion that you intend to file as Exhibit 5.1. Please be advised that these two exhibits will need to be filed with a pre-effective amendment to your registration statement and that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits. For guidance with respect to the form of indenture, refer to Interpretation 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations.

Matthew Crispino

Staff Attorney

United States Securities and Exchange Commission

April 15, 2015

COMPANY RESPONSE:

Exhibit 4.3 has been included in Amendment No. 1. Exhibit 5.1 will be filed in a pre-effective amendment to the Registration Statement.

Please see the enclosed written statement from the Company with the requested acknowledgments.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned or Ben Orlanski at 310-312-4000.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair

cc:	William Stone, CEO
Andrew Schleimer, CFO
Ben D. Orlanski

DIGITAL TURBINE, INC.

1300 Guadalupe Street, Suite #302

Austin, TX 78701

April 15, 2015

Matthew Crispino

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Digital Turbine, Inc.
Registration Statement on Form S-3
Filed March 19, 2015
File No. 333-202862

Dear Mr. Crispino:

In response to the request of the staff of (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 10, 2015, relating to the above referenced Form S-3, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Digital Turbine, Inc.

By:	/s/ Andrew Schleimer
Andrew Schleimer
Chief Financial Officer